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                                                                       EXHIBIT A

                                                               29 September 1997

F H FAULDING & CO LIMITED 1 FOR 8 RIGHTS ISSUE TO RAISE $107 MILLION

As aforeshadowed in its 3 June 1997 release, F H Faulding & Co Limited today announced a 1 for 8 renounceable rights issue at an issue price of $6.80 per share. The issue will result in the issue of approximately 15.7 million new shares, to raise approximately $107 million. The proceeds of the issue will be used to maintain reasonable gearing levels and provide the Company with partial funding for the acquisition of the remaining shares in Faulding Inc that the Faulding Group does not already own. The Company expects to hedge its increased US dollar assets by replacing some existing Australian dollar debt with US dollar debt.

The new shares will not rank for the final dividend for the year ended 30 June 1997 (to be paid in November 1997), but will rank fully for all dividends after that.

The issue is fully underwritten by J B Were & Son. Complete details of the issue will be included in a prospectus expected to be lodged with the Australian Securities Commission and Australian Stock Exchange within the next three business days. Once it is lodged, the prospectus will be available for review at the Company's registered office at 115 Sherriff Street, Underdale, South Australia.

For further information please contact:

     Dr Ed Tweddell
     Group Managing Director/Chief Executive Officer
     F H Faulding & Co Limited
     Telephone: +61 8 8205 6500

     Mr Peter Maloney
     Chief Financial Officer
     F H Faulding & Co Limited
     Telephone: +61 8 8205 6500



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